SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2003
                             -----------------------

                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        |X|    Form 20-F         |_|    Form 40-F

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        |_|    Yes               |X|    No

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated January 14, 2003.


                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ELBIT MEDICAL IMAGING LTD.
                                        (Registrant)


                                        By:/s/  Shimon Yitzhaki
                                           -------------------------------------
                                           Name: Shimon Yitzhaki
                                           Title: President

Dated: January 16, 2003.

                                  EXHIBIT INDEX
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Exhibit No.    Description
-----------    -----------

1.             Press release dated January 14, 2003.

                                    EXHIBIT 1
                                    ---------

Elbit Medical Imaging Announces Subsidiary's Consummation of Sale of Manufacturing and Assembly Facility

TEL AVIV, Israel, Jan. 14 /PRNewswire-FirstCall/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News; "EMI") announced today that its subsidiary Elscint Ltd. (NYSE: ELT - News; "Elscint"), in which EMI holds approximately 58%, has consummated the transaction for the sale of its manufacturing, assembly, engineering and integration operations conducted at its Ma'alot facility in Northern Israel (the "Business") to a subsidiary of Sanmina-SCI Corporation. According to the terms of the Asset Purchase and Sale Agreement dated November 13, 2002, Elscint has sold substantially all of the assets comprising the Business and, in addition, has transferred substantially all of the liabilities incurred by Elscint with respect to the Business. Further details regarding this transaction are available in EMI's previous press release dated November 18, 2002.

About Elbit Medical Imaging
---------------------------

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: the Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; the image guided treatment through InSightec; and the venture capital investments in the biotechnology and communication business.

Any forward-looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.